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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                                SCHEDULE TO
                              (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
        or Section 13(e)(1) of the Securities Exchange Act of 1934

                             IFR SYSTEMS, INC.
                    (Name of Subject Company (issuer))

                         TESTCO ACQUISITION CORP.
                       a wholly owned subsidiary of
                           AEROFLEX INCORPORATED
                   (Names of Filing Persons (offerors))

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                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title of Class of Securities)

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                                 449507102
                   (CUSIP Number of Class of Securities)

                         Michael Gorin, President
                           Aeroflex Incorporated
                           35 South Service Road
                            Plainview, NY 11803
                         Telephone: (516) 694-6700
                  (Name, address and telephone number of
                   person authorized to receive notices
              and communications on behalf of filing persons)

                                 Copy to:

Blaine V. Fogg, Esq.                        Nancy D. Lieberman, Esq.
Skadden, Arps, Slate, Meagher               Blau, Kramer, Wactlar
  & Flom LLP                                  & Lieberman, P.C.
Four Times Square                           100 Jericho Quadrangle
New York, NY  10036                         Jericho, NY  11753
Telephone: 212-735-3000                     Telephone:  516-822-4820


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [_] going-private transaction subject to Rule 13e-3.

   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



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